[redacted]

05010058

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

***By Airmail***

20th July, 2005.

Attn: Filing Desk - Stop 1-4

SEC MAIL PROCESSING RECEIVED JUL 2 7 2005 WASH, D.C. 192 SECTION

SUPPL

Dear Sirs,

**EMI Group plc - Ref. No: 82-373**

Further to our filing of 19th July 2005, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 20th July 2005, confirming that the Company has lodged certain documents with regard to its Scrip Dividend Scheme with the UK Listing Authority.

I also enclose one copy of the following item that the Company has delivered to the UK Listing Authority:

(b) a letter, dated 20th July 2005, enclosing the Scrip Dividend Scheme booklet, the Scrip Dividend Scheme mandate form and a covering letter sent to shareholders on 20th July 2005 (copies of which are attached).

Yours faithfully,

PROCESSED
AUG 01 2005
THOMSON FINANCIAL

C. L. CHRISTIAN
Deputy Secretary

Encs.

Ref: 82-373

EMI

**VIA PR NEWSWIRE DISCLOSE**

ER 05/39

Company Announcements Office,
London Stock Exchange.

20th July, 2005.

Dear Sirs,

**EMI Group plc: Scrip Dividend Scheme**

Scrip Dividend Scheme booklet
Scrip Dividend Scheme mandate form
Covering letter

Copies of the above documents have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at: Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS (Tel. No. (0)20 7676 1000).

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Ref: 82-373

EMI

UK Listing Authority,
Financial Services Authority,
25 The North Colonnade,
Canary Wharf,
LONDON. E14 5HS

***By Messenger***

20th July, 2005.

Dear Sirs,

**EMI Group plc**

To comply with paragraph 9.6.1 of the Listing Rules, I enclose two copies the documents sent today (20th July 2005) to EMI Group plc's shareholders in respect of the Scrip Dividend Scheme.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Encs.

**This booklet and the accompanying documents are important and require your immediate attention. If you have any doubts about what action you need to take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 immediately.**

**If you wish to receive dividends in cash on your Ordinary Shares in the usual way, you do not need to take any action and may disregard this booklet and the accompanying documents.**

**Appendix 2 contains definitions of certain terms used in this booklet and the accompanying documents.**



# EMI Group Scrip Dividend Scheme



15 July 2005

1. WHAT IS THE EMI GROUP SCRIP DIVIDEND SCHEME?

The EMI Group Scrip Dividend Scheme provides Shareholders with an opportunity, if they so wish, to receive new Ordinary Shares instead of cash dividends. The Scheme, therefore, allows Shareholders to increase their shareholdings in EMI Group without incurring dealing costs or stamp duty whilst at the same time the cash, which would otherwise have been paid out in dividends, is retained by the Company for reinvestment in the business.

Shareholders who wish to join the Scheme need to authorise (mandate) the Company to issue shares instead of cash for all future dividends although Shareholders can at any time cancel their instructions and revert to receiving their dividends in cash.

The Scheme will apply to both final and interim dividends declared by the Company in the future and will commence with the final dividend for the financial year ended 31 March 2005, which is due to be paid on 7 October 2005.

If you wish to continue to receive dividends in cash in the usual way, you do not need to take any action and may disregard this booklet and the accompanying documents.

2. WHO CAN JOIN THE SCHEME?

All Shareholders who are resident in the United Kingdom can join the Scheme. For details regarding participation by overseas Shareholders, please see the answer to question 10.

3. HOW DO I JOIN THE SCHEME?

Please complete the Mandate Form and return it to the Company's Registrar, Lloyds TSB Registrars, in the reply paid envelope enclosed. No acknowledgement of receipt will be issued.

Mandate Forms must be received by Lloyds TSB Registrars at least 10 working days before the relevant dividend payment date to be eligible for that dividend. For details of this date for each interim and final dividend, please refer to the Company's website www.emigroup.com or call the Lloyds TSB Registrars' share dividend helpline on 0870 241 3018 (or +44 121 415 7047 if you are calling from outside the United Kingdom). Mandate Forms received after the relevant date will be effective for future dividends only. Accordingly, if you wish to participate in the Scheme for the final dividend for 2004/05, which is due to be paid on 7 October 2005, you should ensure that your Mandate Form is returned so as to be received no later than 5.00pm on 29 September 2005.

A Participant's Mandate will remain in force for all future dividends until cancelled in accordance with the answers to questions 16, 17 or 18. For further details see the answers to those questions.

Upon execution of a Mandate Form, either personally or on your behalf, you are deemed (in respect of yourself, your heirs, successors or assigns):

... Scheme pursuant to its terms; and

(b) to authorise the Company or its agent (i) to send to the Participant at the Participant's registered address, in the case of holdings in certificated form, any definitive share certificate in respect of New Shares allotted, and (ii) in the case of holdings in uncertificated form, to credit the New Shares allotted to the Participant's CREST account on the date that dealings commence.

4. HOW MANY NEW SHARES WILL I RECEIVE?

The number of New Shares a Participant will receive for each dividend will depend on:

(a) the amount of the cash dividend payable;

(b) the number of Ordinary Shares registered in the Participant's name on the record date for the relevant dividend; and

(c) the Calculation Price (which is the average of the closing middle market quotations of an Ordinary Share, derived from the London Stock Exchange Daily Official List, for a period of five consecutive business days, as determined by the Company, starting no earlier than the day on which the Ordinary Shares are first quoted "ex" the relevant dividend).

The value of the New Shares that Participants will receive will be as near as possible equal to, but not exceeding, the amount of the cash dividend that they would otherwise have received and, where relevant, any cash balance will be carried forward, without interest, and included in the calculation for the next dividend payment. When working out the New Share entitlement for Participants, it is unlikely that the calculation will give rise to an exact number of New Shares. Fractions of New Shares will not be issued. (See the answer to question 6.)

By way of example only of the basis of allotment and assuming:

- the cash dividend is 6.0p per Ordinary Share; and
- the Participant holds 1,000 Ordinary Shares on the record date and elects to take New Shares instead of the cash dividend; and
- the Calculation Price on which entitlements under the Scheme are calculated is £2.55.

The value of the Participant's cash dividend (1,000 x 6.0p) = £60.00.

The number of New Shares (£60.00 ÷ £2.55) = 23.52 rounded down to 23 New Shares.

The value of New Shares (23 x £2.55) = £58.65.

In this case, a residual cash balance of £1.35 would be carried forward to the next dividend payment.

5. HOW WILL I KNOW HOW MANY NEW SHARES I HAVE RECEIVED?

On every occasion that New Shares are allotted under the Scheme, each Participant will receive a statement (where relevant with their share certificate) showing the cash dividend to which that Participant is entitled, the number of New Shares issued to the Participant and any cash balance carried forward to the next dividend payment. The statement will also contain details of the "cash equivalent of the New Shares" and the notional tax credit, which Participants will need for their tax return. (See the answer to question 15 and Appendix 1.) If you wish to know the "cash equivalent of the New Shares" before this, you may contact Lloyds TSB Registrars. (See the answer to question 19.)

If on any occasion the cash dividend to which a Participant would otherwise be entitled, together with any cash balance brought forward, is insufficient to acquire at least one New Share, the Participant will receive a statement explaining that no New Shares have been issued to the Participant and showing how much cash has been carried forward to the next dividend.

6. WHAT WILL YOU DO WITH THE CASH BALANCE?

As stated in the answer to question 4, fractions of New Shares will not be issued. Therefore, any residual cash balance will be retained by the Company for the benefit of the relevant Participant (without interest) and carried forward and included in the calculation of that Participant's next scrip dividend entitlement.

If a Mandate ceases to remain in force or should a Participant dispose of his/her entire shareholding, any cash balance held will be paid (without interest) to the relevant Participant or their estate or trustee entitled thereto, as applicable, as soon as reasonably practicable.

7. WHEN WILL I RECEIVE MY NEW SHARES?

Subject to the New Shares being admitted to the official list of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities, definitive share certificates and/or statements will be posted, at the relevant Participant's risk, on or about the same day as dividend warrants are posted to Shareholders who are taking the relevant dividend in cash.

CREST members who have elected to receive New Shares will have their CREST accounts credited directly with the relevant New Shares and will be notified via CREST on the same day the cash dividend is paid. If the Company is unable to do this under the provisions of the Uncertificated Securities Regulations 2001 or the facilities and requirements of CREST, the relevant New Shares will be issued as certificated shares and definitive share certificates will be posted to the relevant Participant at that Participant's risk.

Applications will be made to each of the UK Listing Authority and the London Stock Exchange for any New Shares issued under the Scheme to be admitted to the official list of the UK Listing Authority and the London Stock Exchange's market for listed securities, respectively. In the unlikely event that the New Shares are not admitted to listing, listing does not become effective or the New Shares are not admitted to trading, the dividend for Shareholders who have chosen to receive New Shares will be paid in cash on, or as soon as reasonably practicable after, the relevant dividend payment date.

When issued, the New Shares will rank equally in all respects with the existing Ordinary Shares and will qualify for all future dividends.

8. DOES THE SCHEME APPLY TO ORDINARY SHARES HELD IN JOINT NAMES?

Yes, for as long as the Ordinary Shares are held jointly, but all joint Shareholders must sign the Mandate Form.

9. CAN I COMPLETE A MANDATE FORM FOR PART OF MY HOLDING?

No, Mandate Forms will not be accepted for part of a shareholding. The Mandate Form applies to the full number of Ordinary Shares registered in a Participant's name on the relevant record date. (See the answers to questions 11 and 12.)

Notwithstanding this, the Company may at its discretion permit a Shareholder to complete a Mandate Form in respect of a lesser number of Ordinary Shares than the full shareholding where that Shareholder is acting on behalf of more than one beneficial owner i.e. a nominee Shareholder. Any such completion in respect of part of a shareholding will continue to apply for future dividends to the number of Ordinary Shares specified until it is altered or cancelled. A cash dividend will automatically be paid on any Ordinary Shares which are not specified in a Mandate Form.

10. CAN SHAREHOLDERS OUTSIDE THE UNITED KINGDOM JOIN THE SCHEME?

The right to receive New Shares instead of cash in respect of dividends is not available to any person in the United States of America or its territories and possessions, in Canada, or in any jurisdiction outside the United Kingdom where such an offer would require compliance by the Company with any governmental or regulatory procedures or any similar formalities. No person receiving a copy of this document or Mandate Form in any such country or jurisdiction may treat such documents as offering a right to elect unless such an offer could lawfully be made without any such compliance. Any Shareholder outside the United Kingdom wishing to receive New Shares is responsible for ensuring, without any further obligation on the Company, that their election can be validly made and for observing all formalities.

11. WHAT HAPPENS IF I BUY MORE SHARES AFTER I HAVE COMPLETED A MANDATE FORM?

If a Participant buys Ordinary Shares prior to the first day such shares are quoted "ex-dividend" for any particular dividend, that Participant may be entitled to the dividend on those shares and the Participant is advised to contact his/her stockbroker or other agent through whom the purchase was made without delay so as to ensure that the purchased shares are registered promptly in his/her

Any additional Ordinary Shares which a Participant buys, and which are registered in his/her name prior to the record date for any dividend to which the Participant is entitled, will be covered by the Mandate Form the Participant has completed and such Participant will receive New Shares, instead of cash dividends, for his/her entire holding.

12. WHAT HAPPENS IF I SELL PART OF MY HOLDING?

If a Participant sells any of his/her Ordinary Shares prior to the first day such shares are quoted "ex-dividend" for any particular dividend, the Participant may not be entitled to the dividend on those shares. Such Participants are advised to contact their stockbroker or other agent through whom the sale was effected without delay as there may be a claim for the cash amount of the dividend by the purchaser in accordance with the rules of the UK Listing Authority.

If a Participant sells part of his/her shareholding prior to the relevant record date for any dividend and such sale is registered in the Company's Register of Members prior to the relevant record date, the Scheme will only apply to the Participant's remaining Ordinary Shares.

13. WHAT HAPPENS IF I HAVE MORE THAN ONE HOLDING?

If a Participant's Ordinary Shares are registered in more than one holding and he/she wishes to receive New Shares instead of cash dividends, the Participant must complete a separate Mandate Form for each holding. If he/she wishes, a Participant may ask Lloyds TSB Registrars to combine his/her holdings. A Participant cannot, however, combine a sole shareholding with a joint shareholding.

14. WHAT IF I HOLD MY ORDINARY SHARES WHOLLY OR PARTLY IN CREST?

Under the Uncertificated Securities Regulations 2001, if holdings of Ordinary Shares are held partly in certificated and partly in uncertificated form, the Company will treat such shareholdings as if they were separate holdings and a separate Mandate Form will be required for each such holding. To the extent that a holding is in uncertificated form (i.e. in CREST) at the record date for the relevant dividend, by signing the Mandate Form the relevant Shareholder is deemed to authorise the Company to issue New Shares in uncertificated form. Similarly, to the extent that a holding is in certificated form at the record date for the relevant dividend, or a Shareholder converts from certificated to uncertificated form after the relevant record date, by signing the Mandate Form the relevant Shareholder is deemed to authorise the Company to issue New Shares in certificated form.

15. WHAT ARE THE TAX EFFECTS?

The tax effect of taking New Shares will depend on each Shareholder's individual circumstances. Explanatory notes are given in Appendix 1 to this document.

If you are not sure how you will be affected, you are recommended to consult your professional adviser before taking any action.

16. CAN I CANCEL MY INSTRUCTIONS?

A Participant may cancel his/her instructions at any time by writing to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. For a cancellation to be effective for a particular dividend, it must be received at least 10 working days before the payment date for that dividend. If a cancellation is received after that time, it will apply to all subsequent dividends.

17. WHEN WILL MY MANDATE BE CANCELLED AUTOMATICALLY?

Instructions will be regarded as cancelled in respect of any Ordinary Shares which a Shareholder sells or otherwise transfers to another person and regarded as fully cancelled on the sale or transfer of the whole of a Participant's shareholding. This will take effect from registration of the relevant share transfer.

Instructions will be regarded as cancelled immediately on written notice of the death, bankruptcy, liquidation or mental incapacity of a Participant being sent to the Company c/o Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. However, if such Participant was a joint Shareholder, the participation of the other joint Shareholder(s) will continue.

18. CAN THE COMPANY CANCEL THE SCHEME?

The operation of the Scheme requires the continued approval of Shareholders. Shareholder approval was obtained on 14 July 2005 in respect of any dividend paid by the Directors or declared by the Company in general meeting (as the case may be) on or before 13 July 2010.

The Scheme may be amended, suspended or terminated at any time at the discretion of the Directors by notice in writing to Shareholders. In the case of an amendment, a Participant's instructions will remain valid under the amended terms unless he/she notifies Lloyds TSB Registrars in writing, cancelling his/her instructions, at least 10 working days before the payment date for the next dividend after such amendment, failing which, the cancellation will take effect from the following dividend.

To protect Shareholders participating in the Scheme, Mandate Forms may be cancelled or suspended by the Directors at their sole discretion if, 10 working days prior to the dividend payment date, the closing middle market quotation of an Ordinary Share has fallen 15% or more below the Calculation Price used to determine Shareholders' entitlements. In that event, and if the Directors decide to cancel or suspend Mandates, the dividend for Shareholders who have chosen to receive New Shares will be paid in cash on, or as soon as is reasonably practicable after, the relevant dividend payment date.

19. WHAT DO I DO IF I HAVE ANY QUESTIONS?

Please write to the Share Dividend Team, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA.

If you wish to know the Calculation Price or have any other enquiries concerning the Scheme, please call the Lloyds TSB Registrars' share dividend helpline on 0870 241 3018 (or +44 121 415 7047 if you are calling from outside the United Kingdom).

20. HOW DO I NOTIFY CHANGES?

Any notifications regarding the Scheme should be addressed to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA. All communications, notices, certificates and remittances to be delivered by, or sent to or from, Shareholders will be delivered or sent at their own risk.

21. WHAT IS THE GOVERNING LAW OF THE SCHEME?

The Scheme (including any Mandate Form, election(s), instruction(s) and authorisation(s) given by any Shareholder) is subject to the Company's Memorandum and Articles of Association in force from time to time and is governed by, and its terms are to be construed in accordance with, English law. By electing to receive New Shares a Participant agrees to submit to the jurisdiction of the courts of England and Wales in relation to the Scheme.

If you wish to receive dividends in cash in the usual way, you do not need to take any action and may disregard this document.

## Appendix 1

TAXATION

The Company has been advised that, under United Kingdom legislation and the practice of HM Revenue & Customs as at the date of this document, the United Kingdom taxation consequences for Shareholders, who are resident in the United Kingdom, of electing to receive New Shares instead of a cash dividend will, broadly, be as summarised below. This summary only relates to the position of Shareholders resident in the United Kingdom for taxation purposes who hold their shares as an investment. The precise taxation consequences for a particular Shareholder will depend on that Shareholder's individual circumstances.

This summary of the taxation treatment is not exhaustive. If you are in any doubt as to your tax position, you should consult your professional adviser before taking any action.

**Individuals**

Where individuals who are resident in the United Kingdom elect to receive New Shares in place of a cash dividend, they will be treated as having received gross income of an amount which, when reduced by income tax at the ordinary rate for dividends, known as the "dividend ordinary rate" (currently 10%), is equal to the "cash equivalent of the New Shares". The "cash equivalent of the New Shares" will be the amount of the cash dividend foregone as calculated on the basis set out in the answer to question 4 of this document. However, if the market value of the New Shares on the first day of dealings on the London Stock Exchange (the "opening value") differs substantially (i.e. by 15% or more either way according to current legislation) from the cash dividend foregone, then the opening value will be treated as the cash equivalent of each New Share.

Individuals who (after having taken into account their receipt of New Shares) are liable to income tax only at the dividend ordinary rate (currently 10%), will have no further liability to income tax in respect of the New Shares received. Individuals who are subject to income tax at the upper rate for dividends, known as the "dividend upper rate" (currently 32.5%) or who become liable to income tax at the dividend upper rate as a result of receiving New Shares, will be liable to pay tax at the dividend upper rate on the gross income which they are treated as having received, as described above, with a credit for tax at the dividend ordinary rate treated as paid thereon. For example, if the "cash equivalent of the New Shares" received is £80, the individual will be treated as having received gross income of £88.88 and as having paid income tax of £8.88 on that gross amount. The higher rate tax payer will be liable to pay additional tax of £20 (the difference between £28.88 and the £8.88 treated as having been paid). Subject to what is said above in relation to the determination of the "cash equivalent of the New Shares", this is the same treatment as for cash dividends. For non-tax-paying individuals, no tax repayment claim may be made on either a cash dividend or in respect of New Shares taken (including in relation to holdings in PEPs and ISAs).

Where part of the cash dividend foregone is not applied in determining the number of New Shares to which the Shareholder is entitled, and this residual cash balance is carried forward as described in the answer to question 6 of this document, the Shareholder will not be taxed on this amount unless and until it is paid to the Shareholder (in which case it will be treated as a dividend in the ordinary way) or applied towards the acquisition of New Shares (in which latter case the tax treatment will be as described above).

For capital gains tax purposes, if an election to receive New Shares instead of a cash dividend is made, then the cash equivalent of each of the New Shares (or the opening value, if the opening value differs substantially from the cash equivalent) will be treated as being the consideration given for the New Shares. The New Shares will be treated as having been acquired as a separate acquisition from the existing shares and the holding period for the purposes of taper relief will begin to run, in respect of the New Shares, from the date the New Shares are acquired.

**Trustees**

This section assumes, as is likely to be the case, that New Shares received by trustees who are resident in the United Kingdom, if they elect to receive the New Shares in place of a cash dividend, will be income in the hands of such trustees under the terms of the settlement. To the extent that the cash equivalent of the New Shares received by trustees, when aggregated with other income of the trustees which is subject to one of the special rates of income tax for trustees, falls within the first slice of such income (currently £500), trustees who elect to receive New Shares will only be liable to pay tax at the dividend ordinary rate and will have no further liability to income tax in respect of the New Shares received. To the extent that the first slice of such income is exceeded, such trustees would be liable to income tax at the rate imposed on trustees, known as the "dividend trust rate" (currently 32.5%). In those circumstances, the same "grossing-up" procedure as outlined for individuals will apply, so that for the purposes of computing the tax payable, the trustees will be treated as receiving the grossed-up amount of the "cash equivalent of the New Shares" and a non-reclaimable tax credit equal to 10% of that grossed-up amount. Trustees would, therefore, be liable to pay tax at the dividend trust rate on the gross income which they are treated as having received, with a credit for tax treated as paid at the dividend ordinary rate. Subject to what is said above in relation to the determination of the "cash equivalent of the New Shares", this is the same treatment as for cash dividends. For such trustees the capital gains tax treatment of the New Shares will be the same as that for individuals.

**Companies**

A corporate Shareholder who is resident in the United Kingdom is not generally liable to pay corporation tax on cash dividends and will not be charged corporation tax on New Shares received instead of a cash dividend. For the purposes of corporation tax on the chargeable gains of such a Shareholder, no consideration will be treated as having been given for the New Shares.

**Pension Funds**

Where pension funds which are resident in the United Kingdom elect to receive the dividend under the Scheme, no tax credit will attach to the New Shares. Such pension funds are, in any case, not able to claim repayment of the tax credit on the cash dividend.

**Stamp Duty and Stamp Duty Reserve Tax**

No stamp duty or stamp duty reserve tax should be payable on the receipt of New Shares under the Scheme.

## Appendix 2

DEFINITIONS

The following definitions apply throughout this booklet and in the accompanying documents unless the context otherwise requires:

| | |
|---|---|
| "EMI Group" or the "Company" | EMI Group plc |
| "Calculation Price" | the average of the closing middle market quotations of an Ordinary Share, derived from the London Stock Exchange Daily Official List, for a period of five consecutive business days, as determined by the Company, starting no earlier than the day on which the Ordinary Shares are first quoted "ex" the relevant dividend |
| "CREST" | the relevant system (as defined in the Uncertificated Securities Regulations 2001 (SI/3755)) in respect of which CRESTCo Limited is the operator |
| "Directors" | the directors of EMI Group plc |
| "London Stock Exchange" | the London Stock Exchange plc |
| "Mandate" | the instructions of a Shareholder as set out in a valid Mandate Form |
| "Mandate Form" | a mandate in a form provided by the Company from a Shareholder to the Directors to allot New Shares under the terms of the Scheme in lieu of cash dividends to which they may become entitled from time to time and to which the Scheme is applicable |
| "New Shares" | new Ordinary Shares issued under the Scheme |
| "Ordinary Shares" | ordinary shares of 14p each in the capital of the Company |
| "Participant" | a Shareholder who participates in the Scheme |
| "EMI Group Scrip Dividend Scheme", "Scrip Dividend Scheme", or "Scheme" | the EMI Group plc Scrip Dividend Scheme comprising the terms and conditions contained in this document as amended from time to time |
| "Shareholder" | a holder of Ordinary Shares in EMI Group plc |

**This document is important and requires your immediate attention. If you have any doubts about what action you need to take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 immediately.**

EMI

Ref: 82-373

Shareholder reference number
0574/

0574-009-1

# EMI Group Scrip Dividend Scheme

## Mandate Form

Mandate to receive fully paid new Ordinary Shares in EMI Group plc in lieu of all future dividends.

To make a mandate to receive new Ordinary Shares in EMI Group plc instead of cash in respect of all future dividends on Ordinary Shares - please sign, date and return this form to Lloyds TSB Registrars in the enclosed reply paid envelope.

**To be effective for the 2005 final dividend, Mandate Forms must be received no later than 5.00pm on 29 September 2005.**

If you are a nominee shareholder and you wish your Mandate to apply in respect of a lesser number of Ordinary Shares than your full holding, you should write the number in Box 1. If the number entered in Box 1 is greater than your full holding your Mandate will be deemed to be for the number of Ordinary Shares in your full holding. Should you apply in respect of a lesser number of Ordinary Shares than your full holding, such number will apply for all future dividends unless altered or cancelled by you in writing to Lloyds TSB Registrars at the address stated below.

| **Box 1** **Nominee holders only** *Number of Ordinary Shares to which you wish your Mandate to apply* |
|---|
| |

All enquiries concerning this form should be addressed to the Share Dividend Team, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA; Tel: 0870 241 3018 (or +44 121 415 7047 if calling from outside the United Kingdom). Please quote the Shareholder reference number above.

**To the Directors of EMI Group plc**
I/We, the undersigned, being the registered holder(s) of Ordinary Shares in EMI Group plc, elect, until this Mandate is revoked by me/us in writing to Lloyds TSB Registrars, to receive all future dividends in respect of which the Scrip Dividend Scheme is available in the form of New Shares, credited as fully paid, instead of cash and for all cash balances to be carried forward. This Mandate is to apply to all future dividends and is subject to admission of the relevant New Shares to the official list of the UK Listing Authority and to trading by the London Stock Exchange and the Memorandum and Articles of Association of the Company and the terms of the Scrip Dividend Scheme, as modified from time to time.

**Unless otherwise specified in Box 1, this Mandate is to apply for all future dividends to the full number of Ordinary Shares in my/our holding as varying from time to time.**

Definitions used in this document bear the same meaning as given to such terms in the Scrip Dividend Scheme document dated 15 July 2005.

I/We hereby authorise you to credit my/our CREST account with New Shares or send me/us a share certificate in respect of any New Shares allotted to me/us pursuant to this Mandate Form by post at my/our risk.

| | |
|---|---|
| Signature | Signature |
| Signature | Signature |
| Date | Daytime telephone number |

Orchestra 103686

**This letter and the accompanying documents are important and require your immediate attention. If you have any doubts about what action you need to take, you should contact your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000 immediately.**

**If you sell or transfer all or any of your Ordinary Shares before 7 September 2005 (the ex-dividend date), you should contact your stockbroker, bank manager or other agent through whom the sale or transfer is effected without delay who will then advise you how to deal with this letter and the accompanying documents.**

**If you wish to receive dividends in cash on your Ordinary Shares in the usual way, you do not need to take any action and may disregard this letter and the accompanying documents.**

**Appendix 2 to the accompanying booklet contains definitions of certain terms used in this letter.**

Ref: 82-373

# EMI Group Scrip Dividend Scheme

15 July 2005

Dear Shareholder

The Company is offering Shareholders the opportunity to take new Ordinary Shares in the Company, credited as fully paid, in lieu of cash dividends by participating in the EMI Group Scrip Dividend Scheme.

The Scrip Dividend Scheme will enable Shareholders who elect to participate in the Scheme to increase their holdings in the Company without incurring dealing costs or stamp duty. At the same time, the Company will benefit from retaining the cash that would otherwise be paid out as dividends.

Before electing to participate in the Scrip Dividend Scheme, you should read the accompanying booklet which constitutes the terms and conditions of the Scrip Dividend Scheme. You should be aware that your personal tax circumstances may affect your decision. In addition, you should bear in mind that the price of the Company's shares can go down as well as up. The attention of Shareholders not resident in the United Kingdom is drawn to question 10 in the accompanying booklet. If you wish to continue to receive cash dividends on your Ordinary Shares, you do not need to take any action.

If you wish to participate in the Scrip Dividend Scheme, you should sign and date the enclosed Mandate Form and return it to the Company's Registrar, Lloyds TSB Registrars, in the reply paid envelope enclosed. You should also retain a copy of the terms and conditions for future reference. Please note that your Mandate will be effective for all future dividends so you will not need to complete further forms. You may cancel your Mandate at any time by writing to the Company's Registrar. If you wish to elect to take new Ordinary Shares in the Company instead of the final dividend for 2004/05 in cash, you must complete and return the enclosed Mandate Form, so that it is received by Lloyds TSB Registrars **no later than 5.00pm on 29 September 2005**. Mandate Forms received after that date will apply to future dividends.

Yours sincerely

Eric Nicoli
Chairman



**Timetable for 2004/05 Final Dividend**

| | **2005** |
|---|---|
| Final dividend announced | 27 May |
| Final dividend declared at AGM | 14 July |
| Ordinary Shares quoted "ex-dividend" | 7 September |
| Record date for the proposed final dividend | 9 September |
| Last date for Mandate Forms to be received in order to be effective for the final dividend | 29 September |
| Dividend warrants, share certificates, and CREST statements posted | 6 October |